Exhibit 99.1

Fusion Fuel Announces BioSteam Energy Has Begun Commercial Operations

Majority-owned joint venture begins biomass-powered steam operations at dairy facility in South Africa, with right of first refusal on future projects

Dublin, May 11, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that Biosteam Energy (Proprietary) Limited (“BioSteam Energy”), the Company’s majority-owned joint venture has completed installation and commissioning and commenced commercial operations for its first biomass-powered industrial steam project at a well-established dairy facility in South Africa. This project is expected to generate approximately $0.7 million in annual revenue with further potential projects in the pipeline.

Developed in partnership with Alien Fuel (Proprietary) Limited (“Alien Fuel”), the project establishes Fusion Fuel’s first operations in Southern Africa. The system replaces a fossil-fuel-based steam generation process with a biomass alternative, and is expected to reduce the facility’s carbon footprint while enabling the generation of carbon credits through landfill avoidance and fuel-switching benefits.

Under the terms of the joint venture, Fusion Fuel holds a 51% interest in BioSteam Energy and has a right of first refusal on future projects developed by or offered to Alien Fuel or its related entities within the scope of the joint venture’s business.

“This project represents an important step in executing our strategy to deploy scalable, revenue-generating and carbon-reducing energy solutions for transitioning industries,” said Frederico Figueira de Chaves, CEO of Fusion Fuel. “Importantly, BioSteam Energy began producing steam on May 1st, marking the commencement of initial operations at the project. With a right of first refusal on Alien Fuel’s in-scope future projects, BioSteam Energy provides a foundation for potential growth as demand for industrial decarbonization continues to develop.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (Nasdaq: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning LPG supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding BioSteam Energy, including expected annual revenue generation of approximately $0.7 million from its initial project, potential carbon credit generation, future project development, and the exercise of rights of first refusal on future projects. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, risks related to the operation and performance of BioSteam Energy, including the ability to achieve expected revenue levels from carbon credit generation or other related revenue; the risk that actual revenue from BioSteam Energy’s initial project may be less than the approximately $0.7 million per annum currently expected due to operational disruptions, reduced customer demand, pricing changes, failure to generate carbon credits, or other factors; the availability, cost, and reliability of biomass feedstock supply; risks associated with operating in South Africa, including political, regulatory, economic, and currency exchange risks; changes in environmental laws, carbon credit certification standards, or government incentive programs that could affect the viability or value of carbon credits; the ability of BioSteam Energy to secure and develop additional projects, including through the exercise of rights of first refusal; dependence on the joint venture relationship, including risks related to disagreements between joint venture partners or changes in strategic priorities; technology and operational risks associated with biomass-powered steam generation systems, including unplanned downtime or underperformance; the Company’s ability to manage and integrate its international operations; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact:

ir@fusion-fuel.eu

www.fusion-fuel.eu